1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 31, 2019

VIA EDGAR

Mr. Jay Williamson and Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund

(File Nos. 333-224664; 811-22990)

Dear Mr. Williamson and Ms. Miller:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on July 30, 2019, relating to Post-Effective Amendment No. 2 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended, and Amendment No. 15 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on July 26, 2019. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

PROSPECTUS:

1.	Comment: We note your response to Comment 6 in your letter dated July 26, 2019 as well as your reference to Comment 2 in your 2015 letter dated February 17, 2015. As your prior letter acknowledges, one of the policy considerations underlying Section 18 of the 1940 Act is the potential for funds to take on positions that may significantly magnify fund losses. We believe the penalties in connection with failure to meet a capital call represent a contractual obligation that has potential to magnify fund losses. Neither the current nor prior response address this issue. Please explain or tell us how you intend to cover these unfunded commitments. If appropriate, please represent that you reasonably believe that your assets will provide adequate coverage to allow you to satisfy your unfunded commitments and a general explanation supporting such belief.

Response: The Fund represents that it reasonably believes that its assets provide adequate coverage to allow the Fund to satisfy all of its unfunded commitments. The bases for the Fund’s belief are primarily (i) the Fund’s holdings of cash and cash equivalents; (ii) distributions the Fund expects to receive from existing investments over time; and (iii) the Fund’s ability to draw on its revolving credit facility.

Mr. Jay Williamson Ms. Megan Miller July 31, 2019 Page 2

2.	Comment: Certain figures in the fee and expense table in the SUMMARY OF FEES AND EXPENSES section of the do not sum correctly. Please revise the fee and expense table accordingly.

Response: The Fund will revise the figures in the fee and expense table (as reflected in Appendix A hereto) in the Fund’s definitive prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc: Joel Kress, Pomona Investment Fund